

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 16, 2018

Via E-mail
Mr. Patrick F. Hart III
Member of the Executive Committee
Frontier Fund Management LLC
c/o Wakefield Funds
25568 Genesee Trail Road
Golden, Colorado 80401

>   **Re: Equinox Frontier Funds**
>   **Frontier Balance Fund**
>   **Frontier Diversified Fund**
>   **Frontier Heritage Funds**
>   **Frontier Long-Short Commodity Fund**
>   **Frontier Masters Fund**
>   **Frontier Select Fund**
>   **Frontier Winston Fund**
>   **Form 10-K**
>   **Filed March 31, 2017**
>   **File No. 000-51274**

Dear Mr. Hart:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities